Exhibit 16.1

June 17, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 17, 2005, of Reliability Incorporated and are in agreement with the statements contained in the first sentence of the first paragraph and the second and third paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP